May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Daniel L. Gordon
Senior Assistant Chief Accountant

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2014
Filed February 24, 2015
File No. 001-13199

SL Green Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2014

Filed February 24, 2015

File No. 33-167793-02

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 1, 2015 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 24, 2015 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Funds From Operations, page 63

1.                                      We note that you have calculated FFO based upon net income attributable to SL Green common stockholders and non-controlling interests. In future filings, please revise the label of this non-GAAP measure to indicate that it is attributable to SL Green common stockholders and non-controlling interests.

The Company and the Partnership advise the Staff that in future filings it will label FFO to indicate that this is attributable to SL Green common stockholders and non-controlling interests.

Consolidated Statements of Equity, page 75

2.                                      Please include reconciliations for equity interests classified outside of permanent equity as required by ASC 810-10-50-1A in the consolidated statements of equity, or in a note thereto. In that regard, we note that you have provided a rollforward of the noncontrolling interests in the operating partnership in Note 11 but no such rollforward has been included for the preferred units.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

The Company and the Partnership advise the Staff that the Company and the Partnership propose to revise the disclosure regarding reconciliations for equity interests classified outside of permanent equity in a note to the consolidated financial statements in the following manner in future filings:

Below is the rollforward analysis of the activity relating to the preferred units in the Operating Partnership as of December 31, 2014 and December 31, 2013 (in thousands):

	December 31, 2014	December 31, 2013
Balance at beginning of period	$49,550	$49,500
Issuance of preferred units	23,565	—
Redemption of preferred units	(2,000)	—
Balance at end of period	$71,115	$49,550

Note 3. Property Acquisitions, page 100

2014 Acquisitions, page 100

3.                                      Please disclose the acquisition-date fair value of your equity interest in 388-390 Greenwich Street immediately before the acquisition date and the valuation technique(s) used to measure fair value. Refer to ASC 805-10-50-1(g).

The Company and the Partnership advise the Staff that the Company and the Partnership believe that it has met the disclosure requirements of ASC 805-10-50-2(g) in the Notes to the Financial Statements as follows:

1. The acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the acquisition date:

Refer to the calculation below. This information is also included in Note 3 to the Financial Statements.

($ in thousands)	388-390 Greenwich
Net purchase price (100%)	$1,585,000
Less amount paid to partner	(208,614)
Less debt assumed	(1,162,379)
Fair value of retained equity interest	214,007
SL Green equity interest	(148,025)
Purchase price fair value adjustment	$65,982

The remaining purchase price fair value adjustment balance of $5.5 million relates to the acceleration of a deferred leasing commission from the joint venture to the Company.

2. The amount of any gain or loss as a result of remeasuring to fair value the equity interest in the acquiree held by the acquirer immediately before the business combination (refer to paragraph 805-10-25-10) and the line item in the income statement in which that gain or loss is recognized:

Refer to the footnotes to the table in Note 3 to the Financial Statements for the gain recognized in connection with this transaction. The purchase price fair value adjustment is also discussed as a separate line item on the income statement.

3. The valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the business combination:

The fair value of this property was determined to be the agreed upon purchase price.

4. Information that enables users of the acquirer’s financial statements to assess the inputs used to develop the fair value measurement of the equity interest in the acquiree held by the acquirer immediately before the business combination:

The fair value of this property was determined to be the agreed upon purchase price.

*        *        *

In accordance with your request, the Company and the Partnership hereby acknowledge that:

•                  the Company and the Partnership are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•                  the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer